Exhibit 2.2

Monogram Orthopaedics Inc.

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION

Monogram Orthopaedics Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.                  This Certificate of Amendment amends the provisions of the Corporation’s Fourth Restated Certificate of Incorporation filed with the Secretary of State on May 28, 2019 (the “Certificate of Incorporation”).

2.                  The prefatory language of Article V of the Certificate of Incorporation is hereby amended and restated to increase the authorized shares of Common Stock of the Corporation as follows:

The total number of shares of all classes of stock that the Corporation has authority to issue is 21,075,000 shares, consisting of (a) 13,225,000 shares of Common Stock, $0.001 per share and (b) 7,850,000 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock”.

3.                  These amendments were duly adopted in accordance with the provisions of section 242 of the DGCL.

4.                  All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Benjamin Sexson, its Chief Executive Officer, on September 10, 2019.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer